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                           August 5, 2020

       Joseph Marinucci
       Chief Executive Officer
       Digital Media Solutions, Inc.
       4800 140th Avenue N., Suite 101
       Clearwater, Florida 33762

                                                        Re: Digital Media
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 31, 2020
                                                            File No. 333-240278

       Dear Mr. Marinucci:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Katherine D. Ashley